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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   SUGEN, INC.
                                (Name of Issuer)

                            SUGEN, INC. COMMON STOCK
                         (Title of Class of Securities)

                            ------------------------

                                    865041107
                                 (Cusip Number)

                                 Glen Engelmann
                                   Zeneca Inc.
                                1800 Concord Pike
                              Wilmington, DE 19897
                               Tel. (302) 886-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 15, 1999
             (Date of Event which Requires Filing of this Statement)

                            ------------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

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

                                  SCHEDULE 13D

CUSIP No. 865041107                                     Page 2 of 8 Pages

    1    NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Zeneca Limited           51-0353514


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF FUNDS*

         WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

         Not Applicable

    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

                                        7    SOLE VOTING POWER

                                             3,036,016

                                        8    SHARED VOTING POWER

             NUMBER OF SHARES                0
        BENEFICIALLY OWNED BY EACH
           REPORTING PERSON WITH        9    SOLE DISPOSITIVE POWER

                                             3,036,016

                                        10   SHARED DISPOSITIVE POWER

                                             0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,036,016


   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.0%

   14    TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Zeneca Limited, an English corporation ("Zeneca"), hereby amends and supplements its Report on Schedule 13D, originally filed on October 21, 1994 (as amended by Amendment No. 1 thereto filed on January 20, 1995, the "Schedule 13D") with respect to the purchase of shares of Common Stock (the "Common Stock") of Sugen Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

      This Amendment No. 2 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Zeneca. Pursuant to Rule 13d-2(c) of the Exchange Act, this Amendment No. 2 amends and restates the text of the entire Schedule 13D (other than the previously filed paper exhibits).

     Item 1.  Security and Issuer.

      The title of the class of equity securities to which this statement relates is "Sugen, Inc. Common Stock". The issuer of the securities is Sugen, Inc. with principal executive offices at 230 East Grand Avenue, South San Francisco, California 94080.

     Item 2.  Identity and Background.

      The person filing this statement is Zeneca, whose principal business and office address is 15 Stanhope Gate, London, England W1Y 6LN. The ultimate parent corporation of Zeneca is AstraZeneca PLC, an English corporation formerly known as Zeneca Group PLC ("AstraZeneca"), with the same principal business and office address. Each of Zeneca and AstraZeneca is principally engaged in the business of research, development, manufacture and marketing of pharmaceuticals, agricultural chemicals and specialty chemicals. The names, addresses, occupations and citizenship of the executive officers and directors of each of Zeneca and AstraZeneca are set forth on Annex A hereto.

      Neither Zeneca nor AstraZeneca, nor to the best of Zeneca's knowledge, any of their respective executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or other Consideration.

      The source of all funds used in purchasing the securities was the cash resources of Zeneca.

     Item 4.  Purpose of Transaction.

      The acquisition of the securities was made for investment purposes. Except as described below, there are no plans or proposals of Zeneca, AstraZeneca or any other person listed on Annex A hereto which relate to or would result in any of the actions identified in Item 4 (a) through (j).

      The Voting Agreement dated as of June 15, 1999 (the "Voting Agreement") among Pharmacia & Upjohn, Inc. ("Parent"), Zeneca and the other stockholder set forth on the signature page thereto was executed in connection with the Agreement and Plan of Merger dated as of June 15, 1999 (the "Merger Agreement") among the Issuer, Parent and a wholly owned subsidiary of Parent ("Merger Sub"), which contemplates the merger of Merger Sub with and into the Issuer (the "Merger"). Pursuant to the terms of the Voting Agreement, Zeneca has agreed to vote for the Merger. Upon the consummation of the Merger, all Common Stock (including shares owned by Zeneca) will be exchanged for shares of Parent and the Issuer will become a wholly owned subsidiary of Parent.

     Item 5.  Interest in Securities of the Issuer.

      (a) - (b)Zeneca beneficially owns an aggregate of 3,036,016 shares of Common Stock representing 18.0% of the outstanding Common Stock based on the Issuer's most recent filing with the Commission. To the best of Zeneca's knowledge, none of the other persons named in Item 2 is the beneficial owner of any shares of Common Stock, except to the extent that any such person may be deemed to be the beneficial owner of the shares of Common Stock owned by Zeneca.

      (c) Neither Zeneca nor, to the best of Zeneca's knowledge, any of the persons named in response to Item 2 or listed on Annex A, has effected any transaction in Common Stock during the 60 days prior to the date hereof.

      (d) - (e)Not Applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The acquisition and disposition of shares of Common Stock by Zeneca and its affiliates is restricted in certain respects by the standstill and lockup covenants set forth in the Stock Purchase Agreement between Zeneca and the Issuer dated as of January 6, 1995, a copy of which was previously filed with Amendment No. 1 to Schedule 13D.

       Pursuant to the Voting Agreement, Zeneca has agreed (i) to vote all shares of Common Stock owned by it in favor of the adoption of the Merger Agreement and the consummation of the Merger and related transactions (and to deliver to Parent a proxy with respect thereto), (ii) not to enter into certain voting arrangements with respect to Common Stock (other than the Voting Agreement) and (iii) not to take certain actions that would impede or interfere with the Merger or that would encourage or solicit acquisition proposals by any person other than Parent or Merger Sub. For the full text of the Voting Agreement, see Exhibit 2 attached hereto and incorporated by reference.

     Item 7.  Exhibits.

      The following exhibit is incorporated by reference from Amendment No. 1 to
Schedule 13D filed on January 20, 1995:

      Exhibit 1: Common Stock Purchase Agreement dated as of January 6, 1995.

      The following exhibit is attached hereto:

      Exhibit 2: Voting Agreement dated as of June 15, 1999 among Parent,
                 Zeneca and the other stockholder set forth on the signature page thereto.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 June 16, 1999
                                 ------------------------------------
                                 (Date)



                                 /s/  G.H.R. Musker
                                 ------------------------------------
                                 (Signature)



                                 Group Secretary and Solicitor
                                 ------------------------------------
                                 (Name/Title)

                                     ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS

               The names of the Executive Officers and Directors of Zeneca and AstraZeneca and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a British citizen and the business address of each person is 15 Stanhope Gate, London, W1Y 6LN, England.


           Name                                   Principal Occupations and Business Address
-----------------------------------------  ---------------------------------------------------------
Percy Barnevik (Swedish citizen)           Non-Executive Chairman of AstraZeneca; Chairman of
 ABB Limited                               Investor AB; ABB Asea Brown Boveri and Sandvik AB;
 PO Box 8131                               Director of General Motors
 CH-8050 Zurich
 Switzerland

Sir David Barnes                           Executive Deputy Chairman of AstraZeneca; Director of
                                           Zeneca; Non-Executive Director of Prudential Corporation
                                           Plc; Deputy Chairman of Business in the Community;
                                           Member of the Board of Trustees of the British Red Cross

Hakan Mogren (Swedish citizen)             Executive Deputy Chairman of AstraZeneca; Chairman of
                                           the Research Institute of Industrial Economics; Vice
                                           Chairman of the Social and Economic Council; Director of
                                           Investor AB, Incentive AB, the Federation of Swedish
                                           Industries, and the Carl Trygger Foundation

Tom McKillop                               Chief Executive of AstraZeneca; Director of Zeneca; Non-
                                           Executive Director of Nycomed Amersham plc; Non-
                                           Executive Director of Lloyds TSB Group plc

Ake Stavling (Swedish citizen)             Executive Director, Business Development & Integration of
                                           AstraZeneca

Jonathan Symonds                           Executive Director, Chief Financial Officer of AstraZeneca;
                                           Director of Zeneca

Claes Wilhelmsson (Swedish citizen)        Executive Director, Research & Development of
 AstraZeneca Plc                           AstraZeneca
 S-151 85 Sodertalje
 Sweden

Michael Pragnell                           Executive Director, Agrochemicals of AstraZeneca; Director
 Zeneca Agrochemicals                      of Zeneca; Non-Executive Director of David S Smith
 Fernhurst                                 (Holdings) PLC
 Haslemere
 Surrey GU27 3JE
 United Kingdom

Erna Moller (Swedish citizen)              Non-Executive Director of AstraZeneca; Member of the
 Huddinge Sjukhus                          Nobel Assembly, Karolinska Institute
 Avd. for Klinisk Immunologi
 S-141 86 Huddinge
 Sweden

                                   Page 6 of 8



Lars Ramqvist (Swedish citizen)            Non-Executive Director of AstraZeneca; Chairman of L M
 c/o Skandia                               Ericsson; Director of SCA, Volvo AB, Skandia AB, EQT
 S44-62                                    Scandinavia II and the Federation of Swedish Industries
 S-103 50 Stockholm
 Sweden

Marcus Wallenberg (Swedish citizen)        Non-Executive Director of AstraZeneca; President and Chief
 Investor AB                               Executive officer of Investor AB; Vice Chairman of L M
 S-103 32 Stockholm                        Ericsson and Saab AB
 Sweden

Sir Peter Bonfield                         Non-Executive Director of AstraZeneca; Chief Executive of
 British Telecommunications PLC            British Telecommunications PLC; Non-Executive Deputy
 BT Centre                                 Chairman of ICL plc; Vice President of the British Quality
 81 Newgate Street                         Foundation
 London EC1A 7AJ
 United Kingdom

Karl von der Heyden (U.S. citizen)         Non-Executive Director of AstraZeneca; Vice Chairman,
 PepsiCo Inc.                              PepsiCo Inc.; Non-Executive Director of Federated
 700 Anderston Hill Road                   Department Stores Inc.
 Purchase, NY 10577-1444
 USA

Dame Bridget Ogilvie (Australian citizen)  Non-Executive Director of AstraZeneca; Non-Executive
 University College London                 Director of Lloyds TSB Group plc
 Gower Street
 London WC1E 6BT
 United Kingdom

Carl-Gustaf Johansson (Swedish citizen)    Executive officer, North America of AstraZeneca
 Astra Pharmaceuticals LP
 725 Chesterbrook Blvd.
 Wayne, PA 19087-5677
 USA

Michael O'Brien                            Executive officer, Europe and RoW of AstraZeneca
 AstraZeneca Plc
 Alderley House
 Alderley Park
 Macclesfield
 Cheshire   SK10 4TF
 United Kingdom

John Patterson                             Executive officer, Product Strategy and Licensing of
 AstraZeneca Plc                           AstraZeneca
 S-151 85 Sodertalje
 Sweden


                                   Page 7 of 8




Barrie Thorpe                              Executive officer, Operations of AstraZeneca
 AstraZeneca Plc
 Alderley House
 Alderley Park
 Macclesfield
 Cheshire   SK10 4TF
 United Kingdom

Gunnar Christiani (Swedish citizen)        Executive officer, Human Resources of AstraZeneca
 Astra Management Resources AG
 Kanalstrasse 6, GH-8955 Dietikon
 Switzerland

Graeme Musker                              Secretary of AstraZeneca and Zeneca

                                   Page 8 of 8
